SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

ACLOR INTERNATIONAL, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE
(Title of Class of Securities)

00461R 10 2

(CUSIP Number)

Beryl Zyskind
925 E. 24th Street
Brooklyn, NY 11210
 (347) 992-5513

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 14, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1of 7 Pages)

CUSIP No. 00461R 10 2	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Assurance Funding Solutions LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES	7	SOLE VOTING POWER 728,823
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 728,823
PERSON WITH	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 728,823
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2%
14	TYPE OF REPORTING PERSON* CO

(Page 2 of 7 Pages)

CUSIP No. 00461R 10 2	13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS SBCH Charitable Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES	7	SOLE VOTING POWER 75,000
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 75,000
PERSON WITH	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON* OO

(Page 3of 7 Pages)

CUSIP No. 00461R 10 2	13D	Page 4 of 7 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Beryl Zyskind
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 803,823
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 803,823

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 803,823
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5%
14	TYPE OF REPORTING PERSON* IN

(Page 4 of 7 Pages)

Item 1.  Security and Issuer.

This statement relates to the common stock, par value $0.001 per share (the “Common Stock”), of Aclor International, Inc., a Delaware Corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 2619 San Isidro Parkway, Suite 201, Laredo, TX  78045.
.
Item 2. Identity and Background.

This statement is being filed by and on behalf of:

1.           Assurance Funding Solutions LLC, a Texas limited liability company (“Assurance”);
2.           SBCH Charitable Foundation, a not for profit foundation created under the laws of the State of New York (the “Foundation”); and
3.           Beryl Zyskind, a citizen of the United States of America (“Mr. Zyskind”).

The entities and individuals in items (1) through (3) above are herein sometimes referred to each as a “Reporting Person” and collectively as the “Reporting Persons.”

The address of the principal office of each of the Reporting Persons is 925 East 24th Street, Brooklyn, New York 11210 and Mr. Zyskind’s business address is also at the foregoing address.  Mr. Zyskind is the sole officer and director of Assurance and the trustee of the Foundation.  Mr. Zyskind has sole voting and dispositive power over the Common Stock held by Assurance and Foundation.

Assurance is principally involved in the business of investing in securities.  Mr. Zyskind is a private investor.

During the past five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On May 27, 2011, Foundation acquired 75,000 shares of Common Stock in a private transaction.  On August 12, 2011, Assurance acquired 3,000 shares of Common Stock in a private transaction.   On June 14, 2013, Assurance acquired 725,823 shares of Common Stock in a private transaction.  The aggregate purchase price for the shares of Common Stock was approximately $50,000.  The source of funding for the shares of Common Stock acquired by the Reporting Persons was the general working capital of the respective purchasers.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the shares of shares of Common Stock of the Issuer, as described in Item 3 herein, for investment purposes. The Reporting Persons believe that recent events concerning the Issuer, including but not limited to, its default on indebtedness due to Foundation and its failure to remain current in its reporting obligations with the Securities and Exchange Commission warrant a change in the composition of the Issuer's board of directors and management. The Reporting Persons reserve the right to, and may in the future exercise any and all of their respective rights as shareholders of the Issuer in a manner consistent with their equity interests, including seeking representation on the Issuer's board of directors at a special or annual meeting of the Issuer’s shareholders including nominating directors at the 2013 or 2014 meetings or both as well as seeking management positions at the Issuer.

The Reporting Persons may, subject to applicable law, directly or through its affiliates, make additional purchases of the Issuer’s Common Stock or other securities of the Issuer either in the open market, in private transactions or otherwise depending on such factors as the Reporting Persons may deem relevant at the time, including, among others, the Issuer's business, prospects, financial and other condition, the market and prices for such securities, the availability of funds for such purchases, other opportunities available to the Reporting Persons, prospects for the Reporting Persons' own businesses, general economic and other conditions, stock market conditions and other future developments. Depending on similar factors, the Reporting Persons may decide to sell all or part of the Issuer’s Common Stock held or hereafter acquired, or may decide to retain such shares or other securities  in the open market or otherwise,  at  any  time and from time to time, and to engage in any hedging or similar  transactions.

 (Page 5of 7 Pages)

           Reporting Persons intend to review its investment in the Issuer on a continuing basis and may directly or through its affiliates engage in discussions with the Issuer or shareholders of the Issuer concerning the business, operations, prospects and future plans of the Issuer and the Reporting Persons' investment in the Issuer, including strategic alternatives.

           The Reporting Persons reserve the right to change their purpose in respect of the Issuer’s Common Stock and take such actions as they deem appropriate in light of the circumstances existing at the time, including without limitation, the matters set forth above.

Except as indicated above, the Reporting Persons have no plans or proposals that relate to, or that would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iii) a material change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (iv) any material change in the present capitalization or dividend policy of the Issuer; (v) any other material change in the Issuer’s business or corporate structure; (vi) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (vii) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (ix) any action similar to those enumerated in (i) through (viii) herein.

Item 5.  Interest in Securities of the Issuer.

As of June 18, 2013, Reporting Persons may be deemed to own 803,823 shares or 13.5% of the Issuer’s Common Stock. Each of Assurance and Foundation have the sole power to vote or dispose of all of its respective shares.  Mr. Zyskind is the sole officer, director and shareholder of Assurance and the trustee of the Foundation.  By virtue of his positions with Assurance and Foundation, Mr. Zyskind has sole voting and dispostive power over the shares held by each of Assurance and the Foundation.

Since the Company is not current in its reporting obligations with the Commission, all percentages set forth in this Schedule 13D are calculated based on 5,994,913 shares of Common Stock outstanding as of May 11, 2012, based the last available report setting forth the number of shares of the Issuer’s Common Stock outstanding made available to the Reporting Persons by the Issuer.

Except for the acquisition of 723,823 shares of the Issuer’s Common Stock by Assurance on June 14, 2013 as set forth in Item 3 above, the Reporting Persons has not effectuated any other transactions involving the securities in the last 60 days.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Reporting Person and any other person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

Exhibit No.	Description of the Exhibit

1	Joint Filing Agreement, among Assurance Funding Solutions LLC, SBCH Charitable Foundation and Beryl Zyskind, dated June 20, 2013.

(Page 6 of 7 Pages)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

ASSURANCE FUNDING SOLUTIONS LLC

Dated: June 20, 2013	By:	/s/ Beryl Zyskind
Name: Beryl Zyskind
Title: President

SBCH CHARITABLE FOUNDATION

By:	/s/ Beryl Zyskind
Name: Beryl Zyskind
Title: Trustee

/s/ Beryl Zyskind
Name: Beryl Zyskind

(Page 7 of 7 Pages)